                                                                      EXHIBIT 15

                      IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE


MENTOR GRAPHICS CORPORATION         )
and MGZ CORP.,                      )
                                    )
               Plaintiffs,          )
                                    )    No. 98-473 RRM
     v.                             )
                                    )
QUICKTURN DESIGN SYSTEMS, INC.,     )
                                    )
               Defendant.           )



                            FIRST AMENDED COMPLAINT
                            -----------------------

     Pursuant to Rule 15(a) of the Federal Rules of Civil Procedure, plaintiffs Mentor Graphics Corporation ("Mentor Graphics") and MGZ Corp. ("Purchaser") file this First Amended Complaint seeking declaratory and injunctive relief arising out of Purchaser's offer to purchase shares of stock of defendant Quickturn Design Systems, Inc. ("Quickturn").


                             JURISDICTION AND VENUE
                             ----------------------
     1. This Court has jurisdiction over this action pursuant to 15 U.S.C. (S) 78aa, 28 U.S.C. (S) 1331(a) and 28 U.S.C. (S) 1337(a).

     2. Venue in this Court is proper pursuant to 15 U.S.C. (S) 78aa and 28 U.S.C. (S) 1391(b).

                                  THE PARTIES
                                  -----------

     3. Plaintiff Mentor Graphics is a corporation incorporated under the laws of the State of Oregon having its principal executive offices in Wilsonville, Oregon. Mentor Graphics manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Purchaser, a wholly-owned subsidiary of Mentor Graphics and a Delaware corporation, was formed to acquire all of the outstanding shares of Quickturn through the tender offer and merger proposal described below. Mentor Graphics is the beneficial owner of more than three percent of the outstanding shares of Quickturn common stock and Purchaser is the record owner of 100 shares of Quickturn common stock.

     4. Defendant Quickturn is a corporation incorporated under the laws of the State of Delaware having its principal executive offices in San Jose, California. According to its most recent Form 10-K, Quickturn "designs, manufactures, sells and supports products that verify the design of integrated circuits ('ICs') and electronic systems."

     5. Quickturn's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. (S) 78l(b), and is listed and traded on the Nasdaq National Market.


                                THE TENDER OFFER
                                ----------------

     6. On August 12, 1998, Purchaser commenced a fully-financed, non-coercive, non-discriminatory, all-cash, all-shares tender offer for outstanding shares of Quickturn common stock that are not already owned by Mentor Graphics or Purchaser (the "Tender Offer"). In connection with the commencement of the Tender Offer, Mentor Graphics issued on August 12, 1998 a press release summarizing the terms of the Tender Offer (the "Press Release"), and a summary advertisement of the Tender Offer was published in the August 12, 1998 national edition of The Wall Street Journal (the "Summary Advertisement").
           -----------------------

     7. Quickturn stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $12.125 per share in cash, representing a 51.6% premium above the average closing price of

Quickturn's stock on the Nasdaq National Market on August 11, 1998, the last full trading day before the first public announcement of Mentor Graphics' commencement of the Tender Offer. The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of Quickturn's stockholder rights plan, (ii) the exemption of the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203"), and (iii) the tender and purchase of sufficient Quickturn shares to give Mentor Graphics and Purchaser a majority of the outstanding Quickturn shares on a fully diluted basis.

     8. The Tender Offer is the initial step in a two-step transaction pursuant to which Mentor Graphics proposes to acquire all of the outstanding shares of Quickturn stock. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or a direct or indirect subsidiary of Mentor Graphics (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it is currently anticipated that each then outstanding share of Quickturn (other than shares owned by Mentor Graphics or any of its subsidiaries or shares held in the treasury of Quickturn) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

     9. In January 1996, the Board of Directors of Quickturn adopted a stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to thwart any acquisition of Quickturn that does not have the approval of Quickturn's Board. The Rights Plan provides the Quickturn Board with the power to prevent summarily the consummation of even an all-cash, all-shares, non-coercive, non-discriminatory tender offer by imposing a severe economic penalty (in the form of massive dilution) on a potential acquiror. After Mentor Graphics announced the Proposed Acquisition, the Quickturn Board amended the Rights Plan to prohibit further amendment or redemption of the Rights for a period of 180 days following any annual or special meeting in which a majority of the Board is elected, if such amendment is likely to facilitate certain change in control transactions. The original Rights Plan and the recent amendment were both adopted without approval of Quickturn's stockholders and, if the Rights Plan as amended remains in effect and applicable to the Tender Offer, it will restrict the right of Quickturn's stockholders to decide whether to accept Purchaser's premium offer for their shares.

     10. Moreover, Quickturn's Board may be able to prevent Mentor Graphics from consummating the Proposed Merger for at least three years unless the Board exempts the Tender Offer from restrictions imposed by Section 203, Delaware's Business Combination Statute. Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless:
(i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder. Quickturn is subject to Section 203 and has chosen not to opt-out of the statute's coverage.

     11. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e.,
                                                                          ----
the provisions of the Williams Act, embodied
in Sections 14(d) and 14(c) of the Exchange Act, 15 U.S.C. (S)(S) 78n(d) and
(e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisement in the August 12, 1998 Wall Street Journal. In connection with the Tender Offer and in accordance
     -------------------
with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser filed on August 12, 1998 a Schedule 14D-1 with the SEC pursuant to Section 14(d)(1) of the Exchange Act and Rule l4d-3 promulgated thereunder, 17 C.F.R. (S) 240.14d-3.

     12. On August 20, 1998, Mentor Graphics and Purchaser amended the Schedule 14D-1 filed on August 12, 1998 to conform to comments from the SEC and to disclose a press release issued by Mentor Graphics on August 12, 1998. On August 25, 1998, Mentor Graphics and Purchaser further amended the Schedule 14D-1 filed on August 12, 1998 (as amended, the "Schedule 14D-1") to disclose the existence of (i) a warrant to purchase shares of Quickturn common stock granted by Quickturn to Mentor Graphics in connection with a 1992 asset purchase agreement between the two companies pursuant to which Quickturn acquired certain assets from Mentor Graphics; and (ii) an outstanding promissory note payable to Mentor Graphics by Quickturn issued in 1993. A true and complete copy of the
Schedule 14D-1, with amendments, is attached hereto as Exhibit A.

     13. Section 14(d) of the Exchange Act, 15 U.S.C. (S) 79n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

     14. In addition, Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer." Purchaser has complied fully with the Exchange Act and all rules and regulations promulgated thereunder.

     15. In connection with the Tender Offer, Purchaser is in the process of disseminating to Quickturn's stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase"). A true and correct copy of the Offer to Purchase is attached hereto as Exhibit B. Among other matters, the Offer to Purchase discloses:

          a. the solicitation of agent designations being undertaken by Mentor Graphics to call a special meeting of Quickturn stockholders, as more fully described below;

          b. the matters to be considered at the special meeting, including the removal of all current members of the Quickturn Board of Directors, an amendment of the Quickturn bylaws to reduce the size of the Quickturn Board to five directors, and the election of five persons nominated by Mentor Graphics to the Quickturn Board, as more fully described below; and

          c. pending patent litigation between Mentor Graphics and Quickturn, and information regarding the potential damages Quickturn may recover from such litigation.

     16. Despite the significant benefits of the Tender Offer for the Quickturn Stockholders, Quickturn has refused to accept the Mentor Graphics offer. Quickturn's efforts will, in all likelihood, also include the commencement of baseless litigation against plaintiffs under the provisions of the federal securities laws regulating the solicitation of agency designations, the solicitation of proxies, tender offers and acquisition efforts.


                  QUICKTURN REJECTS THE MENTOR GRAPHICS OFFER
                  -------------------------------------------

     17. On August 11, 1998, Dr. Walden C. Rhines ("Rhines"), Mentor Graphics' Chief Executive Officer and President, met with Glen M. Antel ("Antel"), the Chairman of the Quickturn Board. At this meeting, Rhines presented Mentor Graphics' proposal to acquire Quickturn. Rhines delivered a letter to Antel outlining Mentor Graphics' proposal to acquire all outstanding shares of Quickturn common stock at a price of $12.125 per share in a negotiated transaction. Rhines further advised Antel that Mentor Graphics' proposal was not subject to any financing conditions. Rhines also advised Antel that, depending on the results of Mentor Graphics' due diligence review of Quickturn, Mentor Graphics would consider offering more value for the outstanding shares of Quickturn. While Antel stated that he would communicate the proposal to the Quickturn Board, he stated that he was unwilling to accept the offer or to cause Quickturn to remove its takeover defenses or to cause Quickturn to refrain from taking actions to prevent the consummation of the Tender offer.

     18. On August 14, 1998, Rhines telephoned Keith R. Lobo ("Lobo"), President and Chief Executive Officer and a director of Quickturn, to discuss the Proposed Acquisition. Rhines emphasized to Lobo that Mentor Graphics' interest in the Proposed Acquisition stemmed from the strategic benefits of the transaction, and was not motivated by a desire to moot the pending patent litigation between the companies. Lobo merely stated that he would communicate Rhines' position to the Quickturn Board.

     19. On August 24, 1998, and without ever contacting or meeting with any representative of Mentor Graphics to discuss Mentor Graphics' Proposed Acquisition, Quickturn announced that on August 21, 1998, the Quickturn Board had rejected the Proposed Acquisition, on the grounds that the Board considered the Tender Offer to be inadequate, not reflective of the long-term value of Quickturn and not in the best interests of Quickturn or its stockholders. The Board further announced that it had determined that Quickturn's business plan offered the potential for obtaining higher long-term benefits for Quickturn's stockholders than the Tender Offer.

     20. In light of Quickturn's failure to accept or even discuss Mentor Graphics' acquisition proposal, the current Quickturn Board cannot be expected to facilitate the Proposed Acquisition, but instead can be expected to maintain Quickturn's anti-takeover devices and to actively oppose the Proposed Acquisition. Because Quickturn failed to accept the substantial benefits of the Proposed Acquisition, Mentor Graphics is taking its offer directly to the Quickturn stockholders.


                             THE AGENT SOLICITATION
                             ----------------------

     21. In furtherance of the Proposed Acquisition, Mentor Graphics publicly disclosed on August 12, 1998 its intention to solicit agent designations from Quickturn's stockholders to appoint designated agents with the power to call a special meeting of the Quickturn stockholders (the "Agent Solicitation").
Section 2.3 of Quickturn's bylaws provides that "[a] special meeting of the stockholders may be called at any time by . . . one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting. The purpose of the Agent Solicitation to call a special meeting of the Quickturn stockholders (the "Special Meeting") is to allow the Quickturn stockholders to remove all current members of Quickturn's Board of Directors, to reduce the authorized number of Quickturn directors to five, to elect to the Quickturn Board five individuals nominated by

Mentor Graphics, and to repeal any recent or subsequent amendments to the Quickturn bylaws. If elected, Mentor Graphics' nominees intend to, subject to their fiduciary duties, (i) redeem the Rights Plan (or amend the Rights Plan to make it inapplicable to the Proposed Acquisition), (ii) approve the Tender Offer under Section 203, and (iii) take such other actions as may be required to expedite the prompt consummation of the Proposed Acquisition.

     22. Section 14(a) of the Exchange Act, 15 U.S.C. (S) 78n(a), and the rules and regulations promulgated thereunder by the SEC, require that a person soliciting an authorization with respect to any registered security file and disclose certain specific information with respect to the solicitation. Any such solicitor must disclose, among other things, its identity, the date, time and place of the meeting at which the proposed action will be taken, and any substantial interest of the solicitor in the matters to be acted upon. In addition, Rule 14a-9, 17 C.F.R. (S) 240.14a-9, promulgated by the SEC under
Section 14(a) of the Exchange Act, provides that "[n]o solicitation subject to this regulation shall be made . . . containing any statement of which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

     23. Mentor Graphics' preliminary agent solicitation materials relating to the call of the Special Meeting were filed on August 12, 1998 with the SEC. On August 20, 1998, Mentor Graphics filed with the SEC definitive agent solicitation materials relating to the call of the Special Meeting (the "Agent Solicitation Materials"). A true and correct copy of the Agent Solicitation Materials is attached hereto as Exhibit C. Mentor Graphics believes the Agent Solicitation Materials are in full compliance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule l4a-9. Mentor Graphics is in the process of disseminating to Quickturn's stockholders the Agent Solicitation Materials containing all material information required by applicable law to be disclosed. The Agent Solicitation Materials disclose, among other things:

          a. the requirement that, for the Special Meeting to be held, agent designations in favor of calling the Special Meeting must be executed by the holders of not less than 10% of all the shares entitled to vote at such meeting;

          b. Mentor Graphics' belief that (i) a special meeting may be called by the holders of not less than 10% of the Quickturn shares on the date the agent designations are delivered to Quickturn, (ii) the stockholders calling the Special Meeting, not the Quickturn Board, have the right to fix the date and time of the Special Meeting, (iii) agent designations shall remain in effect until revoked or unless the person executing such agent designation is not the record holder of Quickturn shares on the date the Special Meeting is called, and
(iv) absent prior action by the Quickturn Board, the record date for the Special Meeting shall be the date next preceding the date on which the designated agents give notice of the Special Meeting;

          c. Mentor Graphics' intent, upon receipt of the requisite number of agent designations, to call the Special Meeting, fix the date and time of the Special Meeting, and give notice of the Special Meeting;

          d. the belief of Mentor Graphics that its efforts to convene the Special Meeting comply with Delaware law and Quickturn's bylaws as they presently exist; and

          e. Mentor Graphics' intent, if the Special Meeting is called and held, to ask Quickturn stockholders to (i) remove the current members of the Board of Directors of Quickturn,

(ii) amend Quickturn's bylaws to reduce the authorized number of directors to five, (iii) elect Mentor Graphics' five nominees to the Quickturn Board, and
(iv) repeal any provisions of the Quickturn bylaws adopted by the incumbent Quickturn Board subsequent to the last public filing of the bylaws.

     24. In furtherance of Mentor Graphics' solicitation of agent designations, Purchaser is demanding that Quickturn produce a list of its stockholders and related stocklist materials. Quickturn responded to Purchaser's demand on August 19, 1998, stating that the stocklist materials would be made available beginning at 12:00 noon on August 25, 1998.


                     QUICKTURN RESPONDS TO THE TENDER OFFER
                     --------------------------------------

     25. Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder, 17 C.F.R. (S) 240.14d-9, regulate solicitations or recommendations made by "subject" or "target" companies in response to a tender offer. Under Rule 14d-9, no such solicitation or recommendation is permitted unless prior thereto the target company has filed with the SEC and delivered to the offeror a
Schedule 14D-9 containing certain specified information including, among other things, the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or its officers or directors.

     26. On August 24, 1998, Quickturn filed a Schedule 14D-9 with the SEC in response to the Tender Offer (the "Schedule 14D-9"). A true and correct copy of the Schedule 14D-9 is attached hereto as Exhibit D. The Schedule 14D-9, which contains a list of purported justifications for the Quickturn Board's recommendation that Quickturn stockholders reject the Tender Offer, is materially false and/or misleading in numerous respects.

     27. Specifically, the Schedule 14D-9 contains the following materially false and/or misleading statements and omissions:

          a. Although the Schedule 14D-9 states that the Quickturn Board concluded that the Tender Offer does not fully reflect the "long-term value" of Quickturn, the Schedule 14D-9 fails to disclose any amount or range of any such values or when such values can be expected to be realized by Quickturn stockholders.

          b. Although the Schedule 14D-9 refers to the Quickturn Board's consideration of presentations by Quickturn senior management and Quickturn's financial advisors on Quickturn's financial performance, business strategy and business plan, the Schedule 14D-9 fails to disclose any specific or meaningful information concerning these issues.

          c. Although the Schedule 14D-9 states that the Quickturn Board determined that Quickturn's business plan "offered the potential for obtaining higher long-term benefits" for Quickturn stockholders than the Tender Offer, the
Schedule 14D-9 fails to disclose any meaningful information concerning such benefits, including the amount thereof and when any such benefits can be expected to be realized by Quickturn stockholders.

          d. The Schedule 14D-9 fails to disclose whether the determination by the Quickturn Board to reject the Tender Offer was unanimous and, if the determination was not unanimous, any objections or abstentions by any Quickturn directors with respect to such determination.

          e. Although the Schedule 14D-9 refers to "the disruptive effect" of the Tender Offer on Quickturn's sales efforts and relationships with its suppliers and employees, it fails to disclose the nature and amount of, or reason for, any such disruptive effect.

          f. Although the Schedule 14D-9 states that "[n]o negotiation is underway or is being undertaken by [Quickturn] in response to the [Tender] Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving [Quickturn] or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by [Quickturn] or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of [Quickturn]; or (4) any material change in the current capitalization or dividend policy of [Quickturn]," the Schedule 14D-9 fails to disclose whether Quickturn has made any contacts with third parties in anticipation of future negotiations.

     28. In addition, the press release issued by Quickturn on August 24, 1998, attached as Exhibit 6 to the Schedule 14D-9 (the "Quickturn Press Release"), contains the following materially false and/or misleading statements and omissions.

          a. While the Quickturn Press Release claims that the Tender Offer "comes at a moment of weakness for Quickturn's stock price," it fails to disclose that the price of Quickturn common stock has been declining for a period of 6 months, since February 1998.

          b. The Quickturn Press Release makes the misleading statement that Quickturn's stock price is depressed "because of the economic downturn in the Asia/Pacific region and the corresponding slowdown int he region's new electronics product design," when in actuality the decrease in Quickturn's stock price can be attributed to the failure of Quickturn management to develop and execute a value-enhancing business plan.

          c. The Quickturn Press Release misleadingly states projections of future growth in the emulation and high performance simulation industries, falsely implying that Quickturn's financial performance will similarly improve.

                                    COUNT I
                                    -------

                            (For Declaratory Relief)

    29. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

     30. The Declaratory Judgment Act, 28 U.S.C. (S) 2201, provides that "[i]n a case of actual controversy within its jurisdiction . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that the
Schedule 14D-1 and all exhibits thereto, and the Agent Solicitation Materials, are proper and comply with all applicable securities laws, rules and regulations.

     31. Although the Proposed Acquisition is fairly and attractively priced, Plaintiffs reasonably expect that Quickturn will thwart or delay plaintiffs' lawful attempts to consummate the Tender Offer. Plaintiffs believe Quickturn will seek to delay and defeat the Tender Offer through efforts including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer and the Agent Solicitation violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

     32. In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Quickturn has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Quickturn will likely defend against the Proposed Acquisition and the Agent Solicitation by, among other things, filing false claims designed to delay or defeat the Proposed Acquisition and the Agent Solicitation. A declaratory judgment that the disclosures -in the Schedule 14D-1, the Offer to Purchase and the Agent Solicitation Materials comply with all applicable federal laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer or the Agent Solicitation under federal law, and permitting an otherwise lawful transaction to proceed.

     33. Plaintiffs therefore request pursuant to the Declaratory Judgment Act, 28 U.S.C. (S)(S) 2201 and 2202, that this Court enter a declaratory judgment that the public disclosures and documents filed with the SEC by plaintiffs and which are being disseminated to Quickturn stockholders in connection with the Tender Offer and the Agent Solicitation comply fully with all applicable provisions of law.

                                    COUNT II
                                    --------

             (For Violation of Section 14(d) of the Exchange Act
                    and Rule 14d-9 promulgated thereunder)


     34. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

     35.  Rule 14d-9, 17 C.F.R. (S) 240.14d-9 promulgated by the SEC pursuant to
Section 14(d) of the Exchange Act, requires the target company to file with the SEC a Schedule 14d-9 containing certain information, including, among other things, the nature of the target company's solicitation or recommendation in response to a tender offer, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

     36. In violation of Section 14(d) of the Exchange Act and Rule l4d-9 promulgated thereunder, the Schedule 14D-9 filed by Quickturn with the SEC contains material misstatements and omissions as set forth in paragraphs 27 and 28.

     37. By reason of the foregoing, plaintiffs, Quickturn stockholders and the investing public have been and are being irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Quickturn under applicable law, and Quickturn stockholders and the investing public are being misled by materially false information disseminated by Quickturn.

     38.  Plaintiffs have no adequate remedy at law.


                                   COUNT III
                                   ---------

              (For Violation of Section 14(e) of the Exchange Act)

     39. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

     40. Section 14(e) of the Exchange Act, 15 U.S.C. (S) 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer."

     41. In violation of Section 14(e) of the Exchange Act, the Schedule 14D-9 filed by Quickturn with the SEC contains material misstatements and omissions as set forth in paragraphs 27 and 28.

     42. By reason of the foregoing, plaintiffs, Quickturn stockholders and the investing public have been and are being irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Quickturn under applicable law, and Quickturn stockholders and the investing public are being misled by materially false information disseminated by Quickturn.

     43.  Plaintiffs have no adequate remedy at law.

     WHEREFORE, plaintiffs respectfully request that this Court:

          a. declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule 14D-1, the Tender Offer, the Agent Solicitation or the Agent Solicitation Materials;

          b. declare that Quickturn has violated Sections 14(d) and 14(e) of the Exchange
Act and Rule 14d-9;

          c. compel Quickturn to comply with the requirements of the Exchange Act and the rules promulgated thereunder, and compel Quickturn to file immediately an amended Schedule 14D-9 which is complete and accurate and which corrects the misleading and untrue statements in its Schedule 14D-9;

          d. preliminarily and permanently enjoin Quickturn, its agents, employees and anyone acting on its behalf, from making any false or misleading statements with respect to the Tender Offer;

          e. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and
          f. grant plaintiffs such other and further relief as this Court may deem just and proper.

Of Counsel:                               Fredric J. Zepp
                                          Latham & Watkins
Christopher L. Kaufman                    505 Montgomery Street
David A. York                             San Francisco, CA 94111
Latham & Watkins                          (415) 391-0600
75 Willow Road
Menlo Park, CA 94025                      H. Steven Wilson
(650) 328-4600                            Latham & Watkins
                                          2100, 701 B Street
                                          San Diego, CA  92101-8197
                                          (619) 236-1234

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

Kevin G. Abrams (ID #2375)
Thomas A. Beck (ID) #2086)
Catherine G. Dearlove (ID #3328)
Holly June Stiefel (ID #3594)
Thad J. Bracegirdle (ID #3691)
Richards, Layton & Finger
One Rodney Square
P. O. Box 551
Wilmington, DE  19899
(302) 658-6541
      Attorneys for Plaintiffs

Dated:  August 25, 1998

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